[Letterhead Amy M. Trombly, Esq.]



January 29, 2007

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC  20549

	Attn:	Mr. Mark Shuman

	Re:	Vital Products, Inc.
		Registration Statement on Form SB-2
		File Number: 333-127915

Dear Mr. Shuman:

I am securities counsel for Vital Products, Inc. (the "Company"). I enclose for filing under the Securities Act of 1933, as amended, Amendment No. 7 to the Registration Statement on Form SB-2, File No. 333-127915, together with certain exhibits thereto (the "Registration Statement").

The Registration Statement contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the "Staff") in their letter dated January 8, 2008.

Set forth below are the Company's responses to the Staff's comments. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Form SB-2/A

General

Comment 1.  Provide us with your analysis of whether any shareholders of On
            The Go Healthcare who will receive shares of Vital Products in the distribution you seek to register will be "underwriters" of shares so received. Your response should analyze the facts related to the proposed distribution and the roles of On The Go Healthcare shareholders as they resell their shares in light of the definition provided in Section 2(a)(11) of the Securities Act. In your response letter, tell us whether any of the shares to be distributed will be distributed to affiliates of Vital Products and whether any of those shares would be "control" securities subject to Rule 144.

Response 1. The Company has been asked to analyze the roles of On The Go
            Healthcare shareholders as they resell the shares issued to them via the trust in light of the definition of an "underwriter." Pursuant to Section 2(a)(11) of the Securities Act, an underwriter is defined as "...any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking; but such term shall not include a person whose interest is limited to a commission from an underwriter or dealer not in excess of the usual and customary distributors' or sellers' commission. "

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	    The Company respectfully notes that such an analysis would require
	    the Company to know who the shareholders that ultimately receive the shares will be. However, the terms of the Trust Agreement filed on EDGAR as Exhibit 10.4 to the Registration Statement on Form SB-2, as amended, filed October 26, 2006 provides that "upon Vital Products, Inc. becoming effective, as designated by the Securities and Exchange Commission, and its Shares becoming free trading, the Trustee shall distribute the Shares to the Beneficiaries...The [B]eneficiaries shall be the named shareholders of On the Go Healthcare, Inc. as of the date the [S]hares are traded on the over the counter bulletin board." Therefore, the Company cannot know who the shareholders will be until the Registration Statement is declared effective and the shares underlying the trust are traded on the Over-the-Counter Bulletin Board. Therefore, the Company cannot identify the shareholders at this time.

	    Additionally, the Company cannot determine whether any of the beneficiaries will be affiliates of the Company at the time of the distribution of the trust corpus because the beneficiaries themselves will not be identifiable until the Registration Statement is declared effective by the Securities Exchange Commission and the shares trade on the Over-the-Counter Bulletin Board.

	    In addition, there is no way for the Company to know what each beneficiaries' pro rata portion of the securities held in the trust will be because, according to the Trust Agreement, this determination is based on a beneficiary's pro rata ownership of On The Go Healthcare, Inc. on the date the Company's securities are traded on the Over-the-Counter Bulletin Board.

	    Assuming that at the time of distribution of the trust corpus, a beneficiary is deemed to be an affiliate of the Company, the shares distributed via the trust would constitute "control securities" subject to Rule 144.

	    However, the Company believes it is unlikely that any shareholder will be deemed an affiliate based on ownership of shares of the Company. Even if one individual shareholder of On The Go Healthcare were to receive the entire trust corpus of 1,000,000 shares of the Company's common stock, this will constitute less than 10% of the issued and outstanding shares as of January 28, 2008.

Comment 2.  We note your response to comment 2 of our letter dated
            December 27, 2006 regarding the ownership and control of two web sites, www.vitalbaby.com and www.vitalproductsinc.com. We note that www.vitalbaby.com appears to be controlled by Leda Health Innovations. Please confirm, if true, that your are not affiliated with Leda Health Innovations. We also note that www.vitalbaby.com refers to "Vital Products Inc.," and contains your company's current address and phone number. Please tell us whether Vital Products or any of its affiliates have participated in or provided direct or indirect funding for the establishment or maintenance of this web site.

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Response 2. On April 30, 2006, the Company transferred all inventory related to the Heinz products to Leda Health Innovations, Inc. to reduce its accounts payable at period end. Leda Health Innovations, Inc. is owned by David Walt who is a shareholder of the Company. The Company disclosed this related party transaction in the financial statements for the nine months ended April 30, 2006, included in the registration statement on Form SB-2 filed October 26, 2006. In addition, the Company respectfully notes that the www.vitalbaby.com website does not contain the Company's current address or phone number; however the website www.vitalproductsinc.com does contain the Company's address and phone number. The Company funds and maintains this one-page website that contains the Company's current product offerings, the training seat and baby bath as well as the Company's contact information. The Company does not fund or control the www.vitalbaby.com website.


Registration Statement Facing Page

Comment 3.  We note your response to comment 3 of our letter dated
            December 27, 2006. You have not yet filed a fee table that relates to the transactions currently proposed in the filing. Please include an updated fee table in your next amendment which calculates your registration fee based on registration of 3,500,000 common shares at a proposed maximum offering price of $0.50 per share, and 1,000,000 shares in a distribution to On The Go Healthcare shareholders which will not involve the payment of any consideration. Please refer to Rule 457(p) which provides guidance concerning how previously paid but unused fees may be applied in payment of filing fees for future registration statements, under certain conditions.

Response 3. The Company has complied with the Staff's comment.


Cover Page

Comment 4.  We note your response to comment 4 of our letter dated
            December 27, 2006. In the risk factor on the top of page 10, you indicate that you "believe the selling stockholders will sell at a price of $0.50 per share" until your shares are quoted on the OTC Bulletin Board. This statement contradicts your assertion in other places in the prospectus that the selling shareholders will sell at a price of $0.50 per share until your shares are quoted on the OTC Bulletin Board. Please revise the statement in the risk factor or explain the discrepancy.

Response 4. The Company has complied with the Staff's comment.


Selling Security Holders, page 12

Comment 5.  We note your response to comment 8 of our letter dated
            December 27, 2006. Please revise footnote 8 on page 13 of the prospectus to specifically describe the services provided by Mr. Kau in exchange for the shares to be resold by him.

Response 5. The Company has complied with the Staff's comment.

Comment 6.  Please remove the Trust to Benefit On The Go Healthcare
            Shareholders from the list of selling security holders as the trust is not selling its shares of Vital Products in the manner in which the other selling shareholders you list will dispose of their securities. Please move footnote 10 to beneficial ownership table on page 17.

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Response 6. The Company has complied with the Staff's comment.


Plan of Distribution, page 14

Comment 7.  Please revise your discussion if the distribution of shares by the Trust to Benefit On The Go Healthcare Shareholders to the trust beneficiaries to disclose the conditions under which the Trust will distribute its shares. Provide appropriate details regarding the extent to which the trustees retain discretion to retain the shares rather than distribute them.

Response 7. The Company has complied with the Staff's comment.  The Company respectfully notes that the Trust Agreement provides the Trustee with power to retain the assets of the trust however the Trust Agreement does not further elaborate on that power.


Customers, page 18

Comment 8.  Your statement in this section that you distribute your products into "large name groceries" and "mass retailers" appear to conflict with your subsequent statement in this section that you sell your products to "mainly small, independent businesses." Please explain this apparent discrepancy.

Response 8. The Company originally anticipated having its registration statement declared effective by the Securities and Exchange Commission in 2005 and its original business plan contemplated that it would be able to raise money in the public markets. However, the Company has not been able to raise funding as originally intended, partly as a result of the Registration Statement not being declared effective. The Company has been unable to raise funds necessary continue to distribute its products to large name grocery and drug store chains and mass retailers and independent pharmacies. Instead, the Company has had to scale back its operations and focus on selling to small independent businesses. The Company has revised its disclosure to reflect this change.

Management's Discussion and Analysis or Plan of Operation, page 20

Comment 9.  We note your response to comment 16 of our letter dated
            December 27, 2006. Please revise your disclosure to provide an overview of management's strategic vision, such as their views on the most significant challenges and uncertainties that the company confronts, as well as management's views concerning the objectives and opportunities for the company. Please quantify the expected effects of these and other known material trends and commitments on your future results to the extent possible in accordance with items 303(b)(1)(iii) and (iv) of Regulation S-B and
            Section III.B.3 of Release No. 33-8350.

Response 9. The Company has complied with the Staff's comment.

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Results of Operations, page 22

Comment 10.  You indicate that the decrease in revenues from fiscal year 2006 to 2007 was the result of having too few salespersons. Please expand your discussion of the reasons for the decrease in your revenues. For example, please explain if the decrease in revenue was the result of the inability to reach new customers and/or fewer sales to existing customers. Please clarify if there was a reduction in your sales force between 2006 and 2007 and, if there was, please explain the events that led to the reduction. Please quantify the effects of the individual factors that resulted in the decrease in your revenue. For example, if the decrease was due to a decrease in the number of your customers, please discuss the customers lost in quantitative terms and explain the business conditions or developments that led to the decrease.

Response 10. The Company has complied with the Staff's comment.

Comment 11.  We note that selling, general and administrative expense decreased in fiscal 2007 "due to a decrease in reduction of payroll expense by approximately $40,000 due to non-essential needs of such related employees." Please revise to clarify what is meant by "non-essential-needs" and explain the relationship between those needs and the payroll expenses.

Response 11. The Company has complied with the Staff's comment.


Financial Statements

General

Comment 12.  Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B, and provide a current consent of the independent accountant in any amendment.

Response 12. The Company has complied with the Staff's comment.


Notes to Financial Statements

Note 3 - Significant Accounting Policies


Equipment, F-9

Comment 13.  We note you relied on the use on an independent valuation to determine the fair value of certain equipment and molds. Please revise to name the expert who performed the independent valuation and file the consent of the expert as an exhibit. Alternatively, you may elect to revise your disclosures to eliminate all references to the use of experts and/or independent valuations.

Response 13. The Company has complied with the Staff's comment.

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Exhibits

Comment 14.  We note that you replaced your two secured promissory notes issued to On The Go Healthcare on February 23, 2006 with two new promissory notes. Please file these two new promissory notes as exhibits with your next amendment, or in your response explain why they are not required to be filed.

Response 14. The Company has corrected its disclosure to explain that the two secured promissory notes dated February 23, 2006 were not replaced with two new promissory notes. Pursuant to the terms of the secured promissory notes, which are included as exhibits 10.1 and 10.2 to the SB-2 filed February 24, 2006, the Company must repay the secured promissory notes one year after the Securities and Exchange Commission declares this Registration Statement effective. Until that time, on July 3, 2006 and each anniversary thereafter, the face value of the secured promissory notes will increase by 20% until paid in full.


If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.


Regards,

/s/ Amy Trombly, Esq.
---------------------
    Amy Trombly, Esq.



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